Via Facsimile and U.S. Mail
Mail Stop 6010


November 30, 2005


Mr. Robert C. Low
Vice President, Finance and
Acting Chief Financial Officer
Advancis Pharmaceutical Corporation
20425 Seneca Meadows Parkway
Germantown, MD 20876


Re:	Advancis Pharmaceutical Corporation
	Form 10-Q for the Fiscal Period Ended September 30, 2005
	File No. 000-50414


Dear Mr. Low:

      We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-Q - September 30, 2005

Item 1.  Financial Statements (Unaudited), page 2

9.  Private Placement of Common Stock, page 12

1. We note that the warrants issued in connection with this private placement contain registration rights that require the payment of liquidated damages as a result of the failure to maintain an effective registration statement. It appears that these liquidated damages represent a penalty for failure to maintain an effective registration statement due to the significant amount that is required as repayment under this agreement. Please explain to us how you arrived at the conclusion under EITF 00-19 that these warrants were appropriately classified within permanent equity. We note that EITF
05-4 that you referenced in this note related to this issue is not finalized and does not include any accounting treatment at this time.
Refer to paragraph 16 of EITF 00-19.

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Tabatha Akins, Staff Accountant, at (202)
551-
3658 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3679 with any other questions.


Sincerely,




Jim B. Rosenberg
Senior Assistant Chief
Accountant
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Mr. Robert C. Low
Advancis Pharmaceutical Corporation
November 30, 2005
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